PHX Minerals Inc.
1601 NW Expressway, Suite 1100
Oklahoma City, Oklahoma 73118

January 25, 2022

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	PHX Minerals Inc. Registration Statement on Form S-3 Filed January 14, 2022 File No. 333-262165 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, PHX Minerals Inc., an Oklahoma corporation (the “Registrant”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3, File No. 333-262165, (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Standard Time on January 27, 2022, or as soon as practicable thereafter.

The Registrant hereby authorizes Kirk Tucker, of Jackson Walker LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i)should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)

the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Kirk Tucker at (713) 752-4389 or via email to ktucker@jw.com. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Kirk Tucker, via email at ktucker@jw.com.

Best Regards,

PHX MINERALS INC.

By:/s/ Ralph D’Amico
Name:Ralph D’Amico
Title:Chief Financial Officer and Secretary

cc:Kirk Tucker, Jackson Walker LLP